February 26, 2021

VIA EDGAR & FEDERAL EXPRESS

Peter McPhun & Wilson Lee
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:  North European Oil Royalty Trust
       Form 10-K/A for fiscal year ended October 31, 2020
       Filed on February 24, 2021
       File No. 001-08245

Dear Mr. McPhun & Mr. Lee:

On behalf of North European Oil Royalty Trust, a Delaware trust (the "Trust"), this letter sets forth the Trust's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC) set forth in your letter dated February 25, 2021 (the "Comment Letter "), regarding the above referenced Form 10-K/A (the "Form 10-K/A"). The Trust has also amended the Form 10-K in response to the Staff's comment and is filing concurrently with this letter Amendment No. 2 on Form 10/K/A, which reflects these amendments.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 10-K

1.  We have reviewed your amended filing and note you have only included the revised audit opinion within your amendment. The amendment must contain the complete text of the item being amended. Because the financial statements and auditor's report are filed under one item in the Form 10-K, please revise further to include Item 8 in its entirety.

Response:

In response to the Staff's comment, the Trust is concurrently filing Amendment No. 2 on Form 10-K/A to append the full text of Item 8 of Part II including the amended wording of the opinion of Mazars USA LLP within Pages F-1 and F-2 which were incorrect in North European Oil Royalty Trust's Annual Report on Form 10-K for the year ended October 31, 2020, which was originally filed with the Securities and Exchange Commission on December 30, 2020.

***

The Trust hereby acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff's comments and request the Staff contact the undersigned at 732-741-4008 or jvankirk@neort.com with any questions or comments regarding this letter.

Sincerely,

                      /s/John R. Van Kirk
                      John R. Van Kirk
                      Managing Director and
                      Principal Accounting Officer

cc:
    Kathryn Bryne, Mazars USA LLP
    Kimberly C. Petillo-Decossard (Cahill Gordon & Reindel LLP)